Ultimus Fund Solutions, LLC
225 Pictoria Drive, Suite 450
Cincinnati, Ohio 45246

August 31, 2012

FILED VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The First Western Funds Trust (the “Trust”)
File Nos. 811-22691; 333-180717

Ladies and Gentlemen:

We are electronically filing via EDGAR pursuant to Rule 472 under the Securities Act of 1933, Pre-Effective Amendment No. 1 to the Trust’s registration statement on Form N-1A.  In a letter dated May 8, 2012, Mr. Edward P. Bartz of the staff of the Securities and Exchange Commission (the “Commission”) provided written comments on the Trust’s registration statement, consisting of First Western Fixed Income Fund (the “Fund”), on Form N-1A.  The following are the comments provided and the Trust’s responses:

PROSPECTUS

Fund Summary

Fees and Expenses of the Fund

COMMENT 1:
The penultimate line item in the table of Annual Fund Operating Expenses is captioned “Less: Management Fee Reductions.”  However, footnote (2) to the table states that the Adviser has contractually agreed to reduce Management Fees and to absorb Other Expenses to the extent necessary to limit Total Annual Operating Expenses to 0.60%. (Emphasis added.)  Since “Other Expenses” may include expenses which are not considered “Management Fees,” please provide more appropriate captions for “Less: Management Fee Reductions” and “Total Annual Fund Operating Expenses After Management Fee Reductions” to reflect the absorption of “Other Expenses.”  See Instruction 3(e) to Item 3 of Form N-1A.

RESPONSE:	The following changes have been made to the captions in question.

Less: Management Fee Reductions and/or Expense Reimbursements Total Annual Fund Operating Expenses After Management Fee Reductions and/or Expense Reimbursements

COMMENT 2:
Footnote (2) to the table of fees and expenses states the Adviser “has contractually agreed, until _______, to reduce Management Fees and to absorb Other Expenses.”  Please confirm to us that this contractual fee reduction will be in effect for no less than one year from the effective date of the registration statement.

RESPONSE:	We confirm that this contractual fee reduction will be in place for no less than one year from the effective date of the registration statement.

Fund Summary - Principal Investment Strategies

COMMENT 3:	The first paragraph of this section describes how the Fund seeks to achieve its investment objective of total return. Please provide a brief definition of total return in this section.

RESPONSE:	The following definition has been added to the first paragraph.

“Total return for the Fund will consist of income, dividends and capital appreciation.”

COMMENT 4:	The first paragraph also states that the Adviser seeks to achieve a return greater than inflation over a complete market cycle. Please provide an estimate of the length of a complete market cycle.

RESPONSE:	The section addressing Item 9(b) requirements has been changed to the following:

“Using bottom-up research and macroeconomic analysis, the Adviser seeks to construct a portfolio that can provide a return greater than inflation over a complete market cycle.  The Adviser expects a complete market cycle will generally last 3 to 7 years.”

COMMENT 5:
The second paragraph of this section provides a range of the average weighted maturities of the Fund’s investments.  Since average maturity does not give an accurate description of the Fund’s maturity policy, please provide the range of the Fund’s dollar-weighted average maturity.

RESPONSE:	The section has been changed to the following:

“The Fund’s average maturity will depend on the Adviser’s assessment of both the relative yields available on securities with differing maturities and future changes in interest rates.  While the Adviser may take advantage of the entire range of fixed income maturities, the Fund’s minimum and maximum dollar-weighted average maturity, which is average of all the current maturities of the bonds held in the Fund, will generally range from 90 days up to 10 years. The Fund’s dollar-weighted average maturity will be actively monitored and adjusted based on the Adviser’s view of interest rate trends.”

COMMENT 6:
The third paragraph of this section states that the Fund may invest up to 20% of its nets assets in non-investment grade fixed income securities.  Please include the term “junk bonds” in the description of these securities.

RESPONSE:	The section has been changed to the following:

“Normally, the Fund will invest at least 80% of its net assets (including any borrowings for investment purposes) in investment grade fixed-income securities, but the Fund may invest up to 20% of its net assets in non-investment grade fixed-income securities (hereafter referred to as “junk bonds” or “high-yield bonds”).”

COMMENT 7:
The summaries or Principal Investment Strategies and Principal Risks are very detailed, and are identical to the disclosures of Investment Strategies and Related Risks provided in response to Items 9(b) and 9(c) of Form N-1A.  Please revise the summaries into true summaries of the Fund’s Principal Investment Strategies and Principal Risks.  See Items 4(a) and 4(b)(1) of Form N-1A.

RESPONSE:
The Principal Investment Strategies section has been changed as set forth below.  We did not make any changes to the Principal Risks discussion because we are not comfortable further summarizing the discussion.

Principal Investment Strategies

The Fund seeks to achieve its objective of total return by investing primarily in a diversified portfolio of investment grade fixed-income securities that the Adviser believes offer the potential for capital appreciation and current income.  Total return for the Fund will consist of income, dividends and capital appreciation.  The Fund’s investments may include various types of fixed income securities, including those issued by the U.S. Government and its agencies, domestic and foreign corporate bonds, convertible securities, mortgage-backed and other asset-backed securities and collateralized mortgage obligations. Normally, the Fund will invest at least 80% of its net assets (including any borrowings for investment purposes) in investment grade fixed-income securities, but the Fund may invest up to 20% of its net assets in non-investment grade fixed-income securities (hereafter referred to as “junk bonds” or “high-yield bonds”).  Investment grade fixed-income securities are rated in the four highest credit categories (AAA, AA, A, BBB, or an equivalent rating) by at least one nationally recognized rating agency or unrated securities that the Adviser considers to be of comparable quality.

The Adviser attempts to maximize the Fund’s total return by actively managing the Fund’s average maturity, sector weightings, and specific security holdings.  In constructing the portfolio, the Adviser applies a disciplined maturity adjustment strategy that attempts to identify long-term interest rate trend patterns.  If the Adviser perceives a change in interest rates represents a long-term interest rate trend rather than a short-term swing, the Adviser will adjust the Fund’s average maturity.  The Fund’s average maturity will depend on the Adviser’s assessment of both the relative yields available on securities with differing maturities and future changes in interest rates.  While the Adviser may take advantage of the entire range of fixed income maturities, the Fund’s minimum and maximum dollar-weighted average maturity, which is the average of all the current maturities of the bonds held in the Fund, will generally range from 90 days up to 10 years. The Fund’s dollar-weighted average maturity will be actively monitored and adjusted based on the Adviser’s view of interest rate trends. The Adviser may sell a security based upon its assessment of interest rate trends or when more attractive opportunities become available.

Fund Summary - Management of the Fund – Portfolio Manager

COMMENT 8:	This section provides the Portfolio Manager’s length of service with the Adviser. Please delete this information, as it is neither required nor permitted by Form N-1A. See Item 5(b) of Form N-1A

RESPONSE:	This disclosure has been removed.

Statement of Additional Information

Additional Information about Fund Investments and Risk Considerations

COMMENT 9:
The section discusses various types of derivative instruments in which the Fund may invest, including credit default swaps, options, and futures.  Please explain to us how the Fund’s derivative investments will be valued for purposes of its policy of investing 80% of its net assets in fixed income securities, and confirm to us that the Fund will not use the notional value of its derivative investments for purposes of the 80% policy.

RESPONSE:	The Fund will use the market value of it derivative investments for purposes of investing 80% of its net assets in fixed income securities.

The Fund will not use the notional values of its derivative investments for purposes of its 80% policy.

Trustees and Officers

COMMENT 10:
We notice that much of the information for this section will be filed by amendment.  Please ensure that the amendment provides the information required by Item 17 of Form N-1A, including the leadership structure of the Board, and why the Fund has determined that its leadership structure is appropriate given the specific characteristics or circumstances of the Fund.  See Item 17(b)(1) of Form.

RESPONSE:	We believe the information included in the SAI complies with the requirements of Item 17(b)(1).

General Comments

We have taken note of you general comments and intend to comply with all applicable comments.

*  *  *  *  *  *  *  *  *
We acknowledge that:

•	The Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments.  Please contact me at 513.587.3406 if you have any questions.

Very truly yours,

/s/ Wade Bridge

Wade Bridge
Vice President - Administration

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